FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

The Spyglass Growth Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 4, 2018   By _____
                                                 Authorized Representative

January 16, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 12 (effective December 29, 2017) adding the Spyglass Growth Fund to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on September 1, 2017;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5606.

Sincerely,

/s/ Nathan Bentley
Compliance Officer

Enclosures